

3Dedge

Diversified Dynamic Directional
Fact Sheet - September 2025

Diversified Dynamic Directional US Market Exposure

The HSBC 3D Edge Index ("3D Edge") is a next generation, rules-based asset allocation strategy that synthetically invests across US Large-Cap Equity Futures and US Treasury Bond Futures with the objective of delivering smooth and steady returns over time.



| HSBC 3D Edge | S&P 500 RC 5% Index |

HSBC 3D Edge Index   **4.53%** compound annual return

S&P 500 RC 5% Index   **0.99%** compound annual return

Daily updated performance can be found at:

https://indices.gbm.hsbc.com/indices/HSIE3EDG

Source: HSBC and Bloomberg. Data from 01/18/2005 to 9/9/2025. Past performance is no indication of future performance. Each of the 3D Edge Index, the Base Index and each Sub-Index was launched on December 24, 2024 and therefore has limited historical performance. See "Important Disclaimer Information – Use of Simulated Returns" in this document.

Annualized Index Returns: Simulated & Historical (as of 9/9/2025)

YTD	1.48%
1Y	3.10%
3Y	4.06%
5Y	5.23%
10Y	4.85%
Full Period	4.53%
Max Drawdown (Full Period)	-7.21%
Annualized Volatility	4.52%
Bloomberg Ticker	HSIE3EDG
Index Live Date	12/24/2024

Key Features



Diversified Assets

Combines exposure to US equities and US bonds to seek an attractive level of return for a given level of risk.



Dynamic Signals

Measures market stress in US equity and US bond markets on a daily basis.



Directional Exposure

Can potentially generate positive performance whether US equities or US bonds prices are appreciating or depreciating.

ISSUER FREE WRITING PROSPECTUS
Pursuant to Rule 433
Registration Statement No. 333-277211
September 11, 2025

 **HSBC**

How Does 3D Edge Work

 

1

Start with a diversified balanced portfolio comprised of:

40% US Large-Cap Equities
60% 10Y US Treasury Bonds

2

On a daily basis, 3D Edge deploys signals to monitor market stress:

US Large Cap Equities
   Price Momentum
   Short-Term Volatility

US 10Y Treasury Bonds
   Yield Momentum
   Adjusted Carry

3

3D Edge will default to long exposure but can shift to short in either or both asset classes, assuming the following conditions are met:

US Large Cap Equities
   Price Momentum = Negative
   Short-Term Volatility = Elevated

US 10Y Treasury Bonds
   Momentum = Positive
   Adjusted Carry = Negative

On a daily basis, the Index will seek to cap its volatility at 5%. On days where the underlying portfolio experiences volatility greater than 5%, the index will deallocate away from its underlying portfolio, leaving a portion of the Index un-invested.